May 3, 2012

VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Cenveo Corporation
Registration Statement on Form S-4 filed April 20, 2012 (“Registration
Statement”) File No. 333-180853

Dear Mr. Dobbie:

On behalf of Cenveo Corporation (the “Company”), we hereby respond to your letter dated May 1, 2012 (the “Comment Letter”) containing comments from the staff of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement.  Simultaneously herewith, Amendment No. 1 (the “Amendment”) to the Registration Statement has been filed with the Commission.

Below we have reproduced the comments in the Comment Letter followed by the Company’s responses.

Summary, page 1

Our Company, page 1

1.	Please revise the second paragraph to disclose your net losses for the years ended December 31, 2011, 2010 and 2009.

The requested disclosure has been made.

Exhibit 5.4

2.	Please refer to the last paragraph on page 2. Please have counsel delete the assumptions contained in clause (vi).

The legal opinion has been revised as requested and is filed with the Amendment.

*    *    *   *

New York     ■     Washington, D.C.     ■     Los Angeles     ■     Miami     ■     Jersey City     ■     Kansas City     ■     Paris     ■     Tokyo

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Comments from the Staff or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon Partner